02038425

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAY 2 4 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY, ~~19~~ 2002.

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL RD., SALTAIRE, SHIPLEY BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

PROCESSED
JUN 1 0 2002
THOMSON
FINANCIAL
P

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date 23 May 2002 By Fiona Pick
(Signature)[1]

FIONA PICK
ASST. COMPANY SECRETARY & SOLICITOR

[1] Print the name and title of the signing officer under his signature.

For Immediate release Monday 20 May 2002

Filtronic plc – Trading Update

Filtronic plc, a leading designer and manufacturer of customised microwave products, issued the following statement with respect to current trading, ahead of a visit by analysts and institutional investors to its operations at Kempele, near Oulu, Finland, on May 22. The plant was purchased from Nokia in September 1998 and is a design and manufacturing operation for 3G WCDMA base station products and also produces antennas and ceramic diplexers for cellular handsets. Professor JD Rhodes CBE, FRS, FREng, Executive Chairman of Filtronic plc, said:

"In recent weeks, the major original equipment manufacturers ("OEM's") in the wireless infrastructure and cellular handset markets have issued statements outlining their views on the prevailing market conditions and on the near term outlook for those markets. Their views can be summarised as stating that market conditions for the wireless infrastructure market have been challenging and they have reported lower than expected sales in the first quarter of this calendar year. Their outlook for the rest of this calendar year indicates that this market will decline by 10% or more when compared to 2001. With regard to the cellular handset market, their consensus view is that the total volume of handsets to be sold in 2002 will grow from approximately 390m in 2001 to between 400m and 420m.

Within this difficult market environment some companies, including Filtronic, have performed better than others. I expect that total sales for Filtronic in the second half of the current financial year will have declined slightly when compared to the first half. Operating Profit before Goodwill Amortisation and Impairment and Share Compensation will show a substantial improvement.

In the second half of this financial year, sales in our Wireless Infrastructure business are expected to be lower than in the first half. This is mainly due to the market conditions experienced by our customers but also due to the impact of Filtronic's cost reduction programmes. The benefit of these programmes, together with forecasted improvements in operational efficiency and reductions in the cost base, is illustrated by our increased market share and improved operating margin. I expect sales in the Cellular Handset Products business segment to show a small increase when compared to the first half.

Each of our two major businesses is expected to achieve higher levels of Operating Profit before Goodwill Amortisation and Impairment and Share Compensation than was reported in the first half of this financial year.

The Electronic Warfare business has shown some improvement and I expect it to be profitable in the second half. The Broadband Access business has suffered from much lower demand for its current transceiver products and, consequently, the financial result has deteriorated. The Compound Semiconductor business at Filtronic Solid State has improved its order intake and increased sales slightly with a consequent reduction in operating losses.

More.../

At our compound semiconductor facility at Newton Aycliffe in the UK, several processes have been developed to enable the M/A-COM Inc. agreement to progress. The first sales to M/A-COM will be recorded in June. The rate of increase in and the ultimate level of the business with M/A-COM is dependant on their success in the related end markets, the principal one of which is the cellular handset market. The technical development relationship with BAE SYSTEMS Avionics Ltd is progressing well although the principal resultant business opportunities are not in the near term. Significant progress has been made in the technical development of high power compound semiconductors for highly efficient linear power amplifier applications. Following hardware demonstrations, we have been asked to supply sample power amplifier subassembly units to two major OEMs. These units are designed for incorporation into 3G WCDMA base stations.

Looking to our next financial year to 31 May 2003, general market conditions and uncertainty over the timing of the roll out of 3G WCDMA equipment is currently creating an unpredictable environment. Growth in both our Wireless Infrastructure and Cellular Handset Products businesses is dependant upon the timing and extent of this roll out.

I believe that when substantial 3G roll out occurs, it will provide excellent growth for Filtronic with our existing product range of base station transmit/receive modules and tower top amplifiers and also for our handset antennas and ceramic diplexers. Our increased market share and our position as the number one independent supplier in both of our major businesses underpins these growth opportunities.

Additional growth is expected through our compound semiconductor based power amplifier units for base station transmitters.

Our cash position continues to be satisfactory and we are not utilising any of our £31m bank overdraft facility, after buying in $29.75m of the 10% Senior Notes in February 2002. The remaining $140.25m of these Notes comprises the whole of the company's outstanding debt."

Professor JD Rhodes CBE, FRS, FREng.
Executive Chairman
20 May 2002.

ENDS

Filtronic plc - Tel: 01274 221 000
Professor David Rhodes, Executive Chairman
Chris Schofield, Director & Company Secretary

John Samuel, Finance Director
Mob: 07860 614 145

Binns & Co PR Ltd - Tel: 020 7786 9600
Peter Binns
Paul Vann
Paul McManus